2019 THIRD QUARTER INTERIM REPORT

Financial and Operating Results
For the three and nine months ended September 30, 2019
All dollar values are expressed in United States dollars unless otherwise stated

◆ Third quarter production averaged 15,943 boe/d (Egypt 13,750 bbls/d, Canada 2,193 boe/d), a decrease of 997 boe/d (6%) over the previous quarter, and sales averaged 14,122 boe/d. Production to date in October averaged approximately 15,206 boe/d (Egypt ~13,228 bbls/d, Canada ~1,978 boe/d);

◆	Production for the nine months ended September 30, 2019 averaged 16,269 boe/d (Egypt 14,010 bbls/d, Canada 2,259 boe/d), which was above guidance and 15% higher than the same period in 2018;

◆	2019 production guidance is now expected to range from 15,500 to 16,000 boe/d with a midpoint of 15,750 boe/d for the year;

◆	Positive third quarter funds flow of $9.4 million ($0.13 per share). Third quarter net earnings of $3.0 million ($0.04 per share);

◆	Ended the third quarter with positive working capital of $47.2 million, including cash and cash equivalents of $24.4 million;

◆	NWG 38D-1 (drilled in Q2-2019) is confirmed as an oil discovery following completion and perforation, and will be put on production in Q4-2019 following stimulation;

◆
Completed SGZ-6X as an upper Bahariya oil producer in the Western Desert (approval received in Q3-2019), with construction of an Early Production Facility on schedule for late Q4-2019, targeting an initial production rate of approximately 1,000 bbls/day;

◆	Drilled four horizontal Cardium oil wells in the Harmattan area of Canada during the quarter, including three development wells and one outpost appraisal well;

◆	Sold 380 thousand barrels ("mbbls") of inventoried entitlement crude oil to EGPC in September 2019;

◆	Continues to review opportunities for inorganic growth in line with our M&A strategy;

◆	Paid a dividend of $0.035 per share on September 13, 2019 to shareholders of record on August 30, 2019.

www.trans-globe.com
TSX & AIM: TGL NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 7
Condensed Consolidated Interim Financial Statements	Page 19
Notes to the Condensed Consolidated Interim Financial Statements	Page 23

2	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2019	2018	% change	2019	2018	% change
Petroleum and natural gas sales	64,388	74,345	(13)	214,728	226,516	(5)
Petroleum and natural gas sales, net of royalties	31,200	42,453	(27)	111,623	135,622	(18)
Realized derivative loss on commodity contracts	(112)	(2,430)	95	(1,041)	(8,329)	88
Unrealized derivative gain (loss) on commodity contracts	2,616	(3,295)	179	(385)	(20,157)	98
Production and operating expense	11,564	12,242	(6)	35,507	40,182	(12)
Selling costs	76	527	(86)	649	1,653	(61)
General and administrative expense	4,102	5,104	(20)	12,743	16,683	(24)
Depletion, depreciation and amortization expense	8,173	8,751	(7)	26,184	26,077	—
Income tax expense	6,416	6,924	(7)	20,095	19,728	2
Cash flow generated by operating activities	12,042	47,639	(75)	21,096	59,370	(64)
Funds flow from operations[1]	9,429	17,018	(45)	43,700	54,440	(20)
Basic per share	0.13	0.24		0.60	0.75
Diluted per share	0.13	0.23		0.60	0.75
Net earnings (loss)	2,967	(12,283)	(124)	4,207	(15,042)	128
Basic per share	0.04	(0.17)		0.06	(0.21)
Diluted per share	0.04	(0.17)		0.06	(0.21)
Capital expenditures	9,292	12,783	(27)	25,936	23,273	11
Dividends paid	2,539	2,527	—	5,078	2,527	101
Dividends paid per share	0.035	0.035	—	0.035	—	—
Working capital	47,150	52,351	(10)	47,150	52,351	(10)
Long-term debt, including current portion	41,726	52,532	(21)	41,726	52,532	(21)
Common shares outstanding
Basic (weighted average)	72,542	72,206	—	72,504	72,206	—
Diluted (weighted average)	72,542	72,951	(1)	72,509	73,124	(1)
Total assets	312,654	314,203	—	312,654	314,203	—

Operating
Average production volumes (boe/d)	15,943	14,331	11	16,269	14,161	15
Average sales volumes (boe/d)	14,122	14,490	(3)	15,044	15,191	(1)
Inventory (mbbls)	902.6	495.6	82	902.6	495.6	82
Average price ($ per boe)	49.56	55.77	(11)	52.28	54.62	(4)
Operating expense ($ per boe)	8.90	9.18	(3)	8.65	9.69	(11)
[1]  Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

Q3-2019	3

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 15,943 barrels of oil equivalent per day ("boe/d") during the third quarter of 2019. Egypt production was 13,750 barrels of oil per day ("bbls/d") and Canada production was 2,193 boe/d. Production for the quarter was within the full year 2019 guidance of between 15,500 to 16,000 boe/d and 6% lower than the previous quarter, due to natural declines.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $54.58 per barrel in Egypt during the quarter. In Canada, the Company received an average of $49.94 per barrel of oil and $0.70 per thousand cubic feet ("mcf") of natural gas during the quarter.

During the quarter, the Company had funds flow from operations of $9.4 million and ended the quarter with positive working capital of $47.2 million, including cash and cash equivalents of $24.4 million. The Company had net earnings in the quarter of $3.0 million, including a $2.6 million unrealized derivative gain on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at September 30, 2019.

In Egypt, the Company sold 380.4 thousand barrels ("mbbls") of entitlement crude oil during the quarter and had 902.6 mbbls of entitlement crude oil inventory at September 30, 2019. The increase in inventoried crude oil is attributed to higher oil production than forecasted in the first half of 2019 due to successful drilling and well workover results. All Canadian production was sold during the quarter.

The Company continued its negotiations in Egypt throughout the quarter with the government to amend, extend and consolidate its Eastern Desert operations.

In the Eastern Desert, the NWG 38D-1 exploration well drilled in the second quarter of 2019 was completed, perforated, and is currently producing oil to surface at a low rate, confirming the well as an oil discovery in the Red Bed formation. NWG 38D-1 will require stimulation in Q4-2019 prior to being put into full production. Data recovered and analyzed from the well shows it in pressure communication with the adjacent NWG 38A pool.

In the Western Desert, the SGZ-6X discovery well (tested at 3,840 bbls of light oil per day) was completed during the third quarter of 2019 as an oil producer in the upper Bahariya formation. Construction of an Early Production Facility (“EPF”) in South Ghazalat is on schedule, from which oil will be transported to the nearby South Dabaa receiving facility and onwards via existing pipeline infrastructure to market. First oil is expected late in Q4-2019. Concurrently, the Company has submitted permits and is sourcing a drilling rig to drill an appraisal well in the SGZ-6X pool during Q4-2019 which, if successful, will be completed and connected to the new South Ghazalat EPF. In addition, a project to merge and reprocess two existing 3D seismic surveys over the development lease area will also be completed in Q4-2019.

In Canada, the Company drilled and cased three Cardium development oil wells (one-mile horizontal wells) in the Harmattan area and one Cardium outpost appraisal well (two-mile horizontal well) in the South Harmattan area which completed the 2019 drilling program. Subsequent to the quarter, the four horizontal wells have been completed and stimulated and are being equipped for production.

The Company paid a dividend of $0.035 per share on September 13, 2019 to shareholders of record on August 30, 2019.

The Company’s management and board held its annual strategy session in early October, and reconfirmed its commitment to growth through material cash generative mergers and acquisitions to build significantly greater scale, profitability, and long-term sustainability within the next three to five years. To achieve these growth ambitions, the Company intends to leverage its operating and financial capabilities as well as its unique position as a recognized partner of choice in the region, and is actively assessing several opportunities.

4	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

During the third quarter of 2019, the Company completed and perforated the NWG 38D-1 exploration well drilled in the second quarter of 2019. This well is currently producing oil to surface at a low rate, confirming the well as an oil discovery in the Red Bed formation. NWG 38D-1 will require stimulation, similar to NWG 38A-1, in Q4-2019 prior to being put into full production. Data recovered and analyzed from the well shows it in pressure communication with the adjacent NWG 38A pool. While encouraging, any potential for additional drilling and reserves additions will be assessed following stimulation and production of the well.

Production

Production averaged 13,750 bbls/d during the quarter, a decrease of 6% (913 bbls/d) from the previous quarter. This decrease is primarily due to natural declines, the completion of the 2019 Eastern Desert drilling program in the second quarter, and pressure management of the shared M-pool, consistent with production guidance for fiscal 2019 of 15,500 to 16,000 boe/d.

Production to date in October averaged ~13,228 bbls/d.

Sales

The Company sold 380.4 mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2019			2018
	Q-3	Q-2	Q-1	Q-4
Gross production rate[1]	13,750	14,663	13,616	12,970
TransGlobe production (inventoried) sold	(1,821)	(967)	(877)	(787)
Total sales	11,929	13,696	12,739	12,183

Government share (royalties and tax)	7,795	8,320	7,711	7,292
TransGlobe sales (after royalties and tax)[2]	4,134	5,376	5,028	4,891
Total sales	11,929	13,696	12,739	12,183
[1]  Quarterly production by concession (bbls/d):
West Gharib - 4,003 (Q3-2019), 4,256 (Q2-2019), 4,238 (Q1-2019), and 4,512 (Q4-2018)
   West Bakr - 8,978 (Q3-2019), 9,389 (Q2-2019), 8,132 (Q1-2019), and 7,323 (Q4-2018)
   North West Gharib - 769 (Q3-2019), 1,018 (Q2-2019), 1,246 (Q1-2019), and 1,135 (Q4-2018)

[2] Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the Government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

At South Ghazalat, the SGZ-6X discovery well (tested at 3,840 bbls of light oil per day) was completed during the third quarter of 2019 as an oil producer in the upper Bahariya formation. Construction of an Early Production Facility ("EPF") is on schedule, from which oil will be transported to the nearby South Dabaa receiving facility and onwards via existing pipeline infrastructure to market. The first oil is expected late in Q4-2019.

Concurrently, the Company submitted permits and is sourcing a drilling rig to drill an appraisal well in SGZ-6X pool during Q4-2019, which if successful, will be completed and connected to the new South Ghazalat EPF. In addition, a project to merge and reprocess two existing 3D seismic surveys over the development lease area is also expected to be completed in Q4-2019.

Q3-2019	5

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

CANADA

Operations and Exploration

During the quarter, the Company drilled and cased three Cardium development oil wells (one-mile horizontal wells) in the Harmattan area and one Cardium outpost appraisal well (two-mile horizontal well) in the South Harmattan area, which completed the 2019 drilling program. Subsequent to the quarter, the four horizontal wells have been completed and stimulated (approximately 40 stages per mile) and are being equipped for production.

Production

In Canada, oil production averaged 666 bbls/d during the quarter, a decrease of 122 bbls/d (15%) from the previous quarter, primarily due to natural declines. Total Q3-2019 production was 4% (84 boe/d) lower than the previous quarter.

Production to date averaged ~1,978 boe/d in October with ~586 bbls/d of oil.

Quarterly Canada Production	2019			2018
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	666	788	894	495
Canada NGLs (bbls/d)	585	533	470	829
Canada natural gas (mcf/d)	5,652	5,733	5,663	5,865
Total production (boe/d)	2,193	2,277	2,308	2,302

6	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 29, 2019

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three and nine months ended September 30, 2019 and 2018, and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2018 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board in the currency of the United States, except where otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated changes to TransGlobe Energy Corporation's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2019, including expected 2019 average production, funds flow from operations, the 2019 capital program for exploration and development, the timing and method of financing thereof, collection of accounts receivable from the Egyptian Government, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from the Egyptian General Petroleum Company ("EGPC"), ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Q3-2019	7

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards ("IFRS") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Darrin Drall, B.Sc., Engineering Manager - Technical Services for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Drall is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Manitoba. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA), the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) and the Society of Petroleum Engineers (SPE) and has over 30 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2019	2018	2019	2018
Cash flow from operating activities	12,042	47,639	21,096	59,370
Changes in non-cash working capital	(2,613)	(30,621)	22,604	(4,930)
Funds flow from operations[1]	9,429	17,018	43,700	54,440
[1]  Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss)
   and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

8	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

OUTLOOK

The 2019 outlook provides information as to management’s expectation for results of operations for 2019. Readers are cautioned that the 2019 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").

2019 Outlook

The 2019 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Total corporate production is now expected to range between 15,500 and 16,000 boe/d for full year 2019 (mid-point of 15,750 boe/d) with a 94% weighting to oil and liquids. Egypt oil production is expected to average in a range between 13,450 and 13,750 bbls/d in 2019. Canadian production is expected to range between 2,050 and 2,250 boe/d in 2019.

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided guidance of funds flow from operations for 2019. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The Company’s 2019 budgeted capital program of $34.1 million (before capitalized G&A) includes $24.1 million for Egypt and $10.0 million (C$13.0 million) for Canada. The 2019 plan was prepared to maximize free cash flow to direct at future value growth opportunities, debt repayments and dividends. At this time the Company expects to come in approximately on budget for the year.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price (US$/bbl)	40	50	60	70	80
Benchmark natural gas price (C$/mcf)	0.95	1.15	1.34	1.53	1.72

Netback ($/boe)
Egypt - crude oil[1]	2.58	6.71	10.85	14.98	18.22
Canada - crude oil[2]	20.13	27.94	35.50	43.11	50.78
Canada - natural gas and NGLs[2]	(1.35)	(0.34)	0.75	2.29	3.82
[1] Egypt assumptions: using anticipated 2019 Egypt production profile, Gharib Blend price differential estimate of $10.50 per bbl applied consistently at all price points, concession differentials of 4%/5%/3% applied to WG/WB/NWG respectively, operating costs estimated at ~$9.70/bbl, and maximum cost recovery resulting from accumulated cost pools.

[2] Canada assumptions: using anticipated 2019 Canada production profile Edmonton Light price differential estimate of $C8.00 per bbl, Edmonton Light to Harmattan discount of $C2.50 per bbl, operating costs estimated at ~$C11.90/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

Q3-2019	9

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION
($000s, except per share, price and volumes amounts)

	2019			2018				2017
	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Operations
Average production volumes
Crude oil (bbls/d)	14,416	15,451	14,510	13,463	12,506	12,409	12,452	12,027
NGLs (bbls/d)	585	533	470	829	876	521	894	915
Natural gas (mcf/d)	5,652	5,733	5,663	5,865	5,695	5,094	6,176	6,059
Total (boe/d)	15,943	16,940	15,924	15,270	14,331	13,779	14,375	13,952
Average sales volumes
Crude oil (bbls/d)	12,595	14,484	13,633	12,676	12,665	17,931	9,830	14,324
NGLs (bbls/d)	585	533	470	829	876	521	894	915
Natural gas (mcf/d)	5,652	5,733	5,663	5,865	5,695	5,094	6,176	6,059
Total (boe/d)	14,122	15,973	15,047	14,483	14,490	19,301	11,753	16,249
Average realized sales prices
Crude oil ($/bbl)	54.33	60.29	54.51	60.12	61.79	59.39	56.26	53.25
NGLs ($/bbl)	19.75	24.55	31.80	24.39	22.64	38.39	27.72	26.86
Natural gas ($/mcf)	0.70	0.89	1.94	1.22	1.01	1.08	1.70	0.94
Total oil equivalent ($/boe)	49.56	55.81	51.11	54.51	55.77	56.49	50.06	48.80
Inventory (mbbls)	902.6	735.0	647.0	568.1	495.6	510.3	1,012.7	776.8
Petroleum and natural gas sales	64,388	81,123	69,217	72,628	74,345	99,220	52,951	72,954
Petroleum and natural gas sales, net of royalties	31,200	43,071	37,352	40,605	42,453	68,454	24,715	40,725
Cash flow generated by (used in) operating activities	12,042	22,125	(13,071)	9,822	47,639	18,886	(7,155)	44,263
Funds flow from operations[1]	9,429	19,116	15,155	8,842	17,018	33,499	3,923	17,018
Funds flow from operations per share:
Basic	0.13	0.26	0.21	0.12	0.24	0.46	0.05	0.24
Diluted	0.13	0.26	0.21	0.12	0.23	0.46	0.05	0.24
Net earnings (loss)	2,967	10,046	(8,806)	30,719	(12,283)	7,361	(10,120)	(2,382)
Net earnings (loss) per share:
Basic	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)	(0.03)
Diluted	0.04	0.14	(0.12)	0.43	(0.17)	0.10	(0.14)	(0.03)
Capital expenditures	9,292	8,097	8,547	17,433	12,783	5,855	4,635	9,078
Dividends declared	2,539	—	2,539	—	2,527	—	—	—
Dividends declared per share	0.035	—	0.035	—	0.035	—	—	—
Total assets	312,654	315,999	308,113	318,296	314,203	329,542	312,691	327,702
Cash and cash equivalents	24,444	34,125	24,735	51,705	62,663	38,088	31,084	47,449
Working capital	47,150	54,078	43,600	50,987	52,351	60,464	45,252	50,639
Total long-term debt, including current portion	41,726	48,109	47,687	52,355	52,532	62,173	67,167	69,999
Net debt-to-funds flow from operations ratio[2]	(0.10)	(0.10)	0.05	0.02	0.00	0.02	0.36	0.35
[1]  Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]  Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the third quarter of 2019, TransGlobe:

•	Increased production volumes by 11% compared to Q3-2018 primarily due to new wells in both Egypt and Canada;

•	Sold 380.4 mbbls of entitlement crude oil in the third quarter and ended Q3-2019 with crude oil inventory of 902.6 mbbls, an increase of 334.5 mbbls from crude inventory levels at December 31, 2018;

•	Reported positive funds flow from operations of $9.4 million;

•	Ended Q3-2019 with positive working capital of $47.2 million, including $24.4 million in cash and cash equivalents;

•	Reported net earnings of $3.0 million;

•	Spent $9.3 million on capital expenditures;

•	Paid a dividend of $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019.

10	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

Average Reference Prices and Exchange Rates	2019			2018
	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price (US$/bbl)	61.93	68.92	63.17	67.71	75.22
Edmonton Sweet index (US$/bbl)	51.76	55.17	49.96	32.51	62.68
Natural gas
AECO (C$/mmbtu)	1.00	1.11	2.63	1.56	1.18
US/Canadian Dollar average exchange rate	1.32	1.34	1.33	1.32	1.30

In Q3-2019, the average price of Dated Brent oil was 18% and 10% lower than Q3-2018 and Q2-2019, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 85% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

In the third quarter of 2019, the average price of Edmonton Sweet index oil (expressed in USD) was 17% and 6% lower than Q3-2018 and Q2-2019, respectively. In Q3-2019, the average price of AECO natural gas was 15% and 10% lower than Q3-2018 and Q2-2019 respectively.

OPERATING RESULTS AND NETBACK

Daily volumes, working interest before royalties

Production Volumes	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Egypt crude oil (bbls/d)	13,750	11,939	14,010	11,876
Canada crude oil (bbls/d)	666	567	782	579
Canada NGLs (bbls/d)	585	876	530	764
Canada natural gas (mcf/d)	5,652	5,695	5,683	5,653
Total Company (boe/d)	15,943	14,331	16,269	14,161

Sales Volumes (excludes volumes held as inventory)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Egypt crude oil (bbls/d)	11,929	12,098	12,785	12,906
Canada crude oil (bbls/d)	666	567	782	579
Canada NGLs (bbls/d)	585	876	530	764
Canada natural gas (mcf/d)	5,652	5,695	5,683	5,653
Total Company (boe/d)	14,122	14,490	15,044	15,191

Q3-2019	11

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated Netback	Three Months Ended September 30
	2019		2018
($000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Petroleum and natural gas sales	64,388	49.56	74,345	55.77
Royalties and other[2]	33,188	25.54	31,892	23.92
Current taxes[2]	6,416	4.94	6,924	5.19
Production and operating expenses	11,564	8.90	12,242	9.18
Selling costs	76	0.06	527	0.40
Netback	13,144	10.12	22,760	17.08
[1]  The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2019 and September 30, 2018 (these figures do not include
   TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2019).

[2]  Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Consolidated Netback	Nine Months Ended September 30
	2019		2018
($000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Petroleum and natural gas sales	214,728	52.28	226,516	54.62
Royalties and other[2]	103,105	25.10	90,894	21.92
Current taxes[2]	20,095	4.89	19,728	4.76
Production and operating expenses	35,507	8.65	40,182	9.69
Selling costs	649	0.16	1,653	0.40
Netback	55,372	13.48	74,059	17.85
[1]  The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2019 and September 30, 2018 (these figures do not include
   TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2019).

[2]  Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt	Three Months Ended September 30
	2019		2018
($000s, except per bbl amounts)[1]	$	$/boe	$	$/boe
Oil sales	59,900	54.58	68,861	61.87
Royalties and other[2]	32,726	29.82	31,278	28.10
Current taxes[2]	6,416	5.85	6,924	6.22
Production and operating expenses	9,821	8.95	10,677	9.59
Selling costs	76	0.07	527	0.47
Netback	10,861	9.89	19,455	17.49
[1]  The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2019 and September 30, 2018 (these figures do not include
   TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2019).

[2]  Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt	Nine Months Ended September 30
	2019		2018
($000s, except per bbl amounts)[1]	$	$/boe	$	$/boe
Oil sales	198,378	56.84	209,310	59.41
Royalties and other[2]	101,520	29.09	88,624	25.15
Current taxes[2]	20,095	5.76	19,728	5.60
Production and operating expenses	30,003	8.60	34,344	9.75
Selling costs	649	0.19	1,653	0.47
Netback	46,111	13.20	64,961	18.44
[1]  The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended September 30, 2019 and September 30, 2018 (these figures do not include
   TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2019).

[2]  Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per bbl in Egypt decreased by 43% and 28%, respectively, for the three and nine months ended September 30, 2019 compared with the same periods in 2018. The decrease was primarily due to higher production volumes, 15% and 18%, respectively, without a corresponding increase in sales volumes. Royalties and taxes are settled on a production basis, therefore netback is reduced in periods where production increases and when production is higher than sales. The decrease is partially offset by lower production and operating expenses per barrel (7% and 12%, respectively) compared with the same periods in 2018.

Royalties and taxes as a percentage of revenue were 65% and 61%, respectively in the three and nine months ended September 30, 2019, compared to 55% and 52% in the same periods in 2018. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and nine months ended September 30, 2019, royalties and taxes as a percentage of revenue would have been 57% and 56%, respectively (2018 - 56% and 56%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms of the PSCs.

12	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

In Egypt, the average selling price was $54.58 and $56.84, respectively, during the three and nine months ended September 30, 2019 which represents a decrease of 12% and 4% compared to the same periods in 2018. The difference between the average selling price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 8% ($0.9 million) and 13% ($4.3 million), respectively, in the three and nine months ended September 30, 2019 compared with the same periods in 2018. The decrease was primarily related to a build in crude oil inventory whereby operating costs were capitalized to inventory to be expensed when sold ($2.7 million and $8.0 million, respectively), lower workover costs ($0.3 million and $0.9 million, respectively), and the impact of the adoption of IFRS 16 ($0.3 million and $0.9 million, respectively). This was partially offset by higher service and fuel costs ($2.2 million and $5.1 million, respectively) due to higher production and stronger oil prices.

Canada	Three Months Ended September 30
	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	3,060	49.94	3,131	60.02
Natural gas sales	365	4.21	528	6.05
NGL sales	1,063	19.75	1,825	22.64
Total sales	4,488	22.24	5,484	24.92
Royalties	462	2.29	614	2.79
Production and operating expenses	1,743	8.64	1,565	7.11
Netback	2,283	11.31	3,305	15.02

Canada	Nine Months Ended September 30
	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	10,935	51.22	9,356	59.19
Natural gas sales	1,815	7.02	1,975	7.68
NGL sales	3,600	24.88	5,875	28.17
Total sales	16,350	26.51	17,206	27.58
Royalties	1,585	2.57	2,270	3.64
Production and operating expenses	5,504	8.92	5,838	9.36
Netback	9,261	15.02	9,098	14.58

Netbacks per boe in Canada decreased by 25% and increased by 3%, respectively, for the three and nine months ended September 30, 2019 compared with the same periods in 2018. The decrease in the current quarter is mainly due to the lower realized sales price in Canada (11%) and higher production and operating expenses (22%), partially offset by lower royalties (25%). The increase in the nine months ended September 30, 2019 is mainly due to lower royalties (30%) and lower production and operating expenses (5%), partially offset by lower realized sales prices (4%).

The average selling price was $22.24 and $26.51, respectively, during the three and nine months ended September 30, 2019 which represents a decrease of 11% and 4%, compared to the same periods in 2018.

Royalties decreased by $0.2 million and $0.7 million, respectively, for the three and nine months ended September 30, 2019 compared to the same periods in 2018, primarily due to higher Gas Cost Allowance (GCA) rebates received in 2019. Royalties amounted to 10% of petroleum and natural gas sales revenue during both the three and nine months ended September 30, 2019 compared to 11% and 13% during the comparative periods.

The increase in production and operating expenses for the three months ended September 30, 2019 is primarily attributed to workovers. The decrease in production and operating expenses for the nine months ended September 30, 2019 is primarily due to the planned turn around in 2018, and certain costs being recorded as depletion, depreciation and amortization due to the adoption of IFRS 16.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended September 30
	2019		2018
($000s, except boe amounts)	$	$/boe	$	$/boe
G&A (gross)	4,011	3.09	3,780	2.84
Stock-based compensation	406	0.31	1,624	1.22
Capitalized G&A and overhead recoveries	(315)	(0.24)	(300)	(0.23)
G&A (net)	4,102	$3.16	5,104	$3.83

	Nine Months Ended September 30
	2019		2018
($000s, except boe amounts)	$	$/boe	$	$/boe
G&A (gross)	11,888	2.89	12,264	2.96
Stock-based compensation	1,749	0.43	5,309	1.28
Capitalized G&A and overhead recoveries	(894)	(0.22)	(890)	(0.21)
G&A (net)	12,743	$3.10	16,683	$4.03

Q3-2019	13

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

G&A (gross) decreased by 6% and 3%, respectively, for the three and nine months ended September 30, 2019 compared with the same periods in 2018. These decreases were primarily due to higher professional fees in the comparative period related to the 2018 AIM listing fees.

Stock-based compensation decreased by 75% and 67% for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. These decreases were due to a decrease in the Company's Q3-2019 share price and the associated revaluation of share units granted by the Company.

Capitalized G&A remained flat for the three and nine months ended September 30, 2019 as compared to the same periods in 2018.

FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2019	2018	2019	2018
Interest on long-term debt	772	1,018	2,511	3,320
Interest on borrowing base facility	102	118	331	331
Amortization of deferred financing costs	93	86	273	272
Interest on lease obligations	63	—	196	—
Finance costs	1,030	1,222	3,311	3,923

Finance costs decreased by $0.2 million and $0.6 million, respectively, for the three and nine months ended September 30, 2019, compared to the same periods in 2018. These decreases were due to a lower balance of long-term debt, partially offset by an increase in LIBOR and ATB Prime and additional interest from the adoption of IFRS 16.

As at September 30, 2019, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $35.0 million was outstanding. During the nine months ended September 30, 2019, the Company made repayments of $10.0 million on this loan.

As at September 30, 2019, the Company had a revolving Canadian reserves-based lending facility with Alberta Treasury Branches ("ATB") totaling C$25.0 million ($18.9 million), of which C$9.7 million ($7.3 million) was outstanding. During the nine months ended September 30, 2019, the Company repaid C$2.0 million ($1.5 million) on the revolving facility.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2019.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended September 30
	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt	6,140	5.59	6,679	6.00
Canada	1,828	9.06	1,995	9.07
Corporate	205	—	77	—
Total	8,173	6.29	8,751	6.56

	Nine Months Ended September 30
	2019		2018
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt	19,953	5.72	20,043	5.69
Canada	5,625	9.12	5,800	9.30
Corporate	606	—	234	—
Total	26,184	6.38	26,077	6.29

In Egypt, DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During the three months ended September 30, 2019, DD&A decreased by 8% ($0.5 million) compared to the same period in 2018. This decrease was due to a build in inventory ($1.7 million), and was offset by increased production ($0.9 million) and additional depreciation from the adoption of IFRS 16 ($0.3 million). DD&A increased by $0.1 million for the nine months ended September 30, 2019 compared to the same period in 2018 DD&A due to a build in inventory ($4.3 million), and was offset by the increase in production ($3.4 million) and additional depreciation from the adoption of IFRS 16 ($0.8 million).
In Canada, DD&A decreased by 8% ($0.2 million) and 3% ($0.2 million), respectively, during the three and nine months ended September 30, 2019 due to the decrease in production in the quarter.

IMPAIRMENT LOSS

E&E assets are tested for impairment if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount and when they are reclassified to petroleum and natural gas assets.

The Company was unsuccessful in its attempts to secure military approval to access a potential drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the

14	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

eastern area of the concession, the Company relinquished the concession in Q2-2019. The Company had fully impaired the remaining carrying value of South Alamein in Q1-2019.

During the third quarter of 2019 the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The resolution of the residual financial commitment audit matters has resulted in a refinement of the original costs incurred on this concession and has reduced the impairment loss by $0.4 million.

CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2019	2018
Egypt	20,279	20,063
Canada	5,470	3,142
Corporate	187	68
Total	25,936	23,273

Capital expenditures in the first nine months of 2019 were $25.9 million (2018 - $23.3 million).

In Egypt, the Company incurred $20.3 million in capital expenditures during the nine months ended September 30, 2019 (September 30, 2018 - $20.1 million) associated with drilling eight wells, performing twelve completions and workovers, and facility expansion.

In Canada, the Company incurred $5.5 million in capital expenditures during the nine months ended September 30, 2019 (September 30, 2018 - $3.1 million) associated with drilling four horizontal Cardium oil wells in the Harmattan area in Q3-2019 and equipping and tying in six Cardium oil wells that were drilled in 2018.

OUTSTANDING SHARE DATA

As at September 30, 2019, the Company had 72,542,071 common shares issued and outstanding and 4,480,935 stock options issued and outstanding, of which 2,585,572 are exercisable into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of cargo sales, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its 2019 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at September 30, 2019, the Company had a working capital surplus of $47.2 million (December 31, 2018 - surplus of $51.0 million). The decrease in working capital is primarily the result of a decrease in cash from repayments on long-term debt, dividend payments, and funding of the 2019 capital program. This was partially offset by an increase in accounts receivable and inventory in Egypt and a decrease in accounts payable.

As at September 30, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since decreased to a historical low. As at September 30, 2019, amounts owing from EGPC were $21.6 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

The Company sold 380.4 mbbls of entitlement crude oil to EGPC in September for net proceeds of $20.8 million. Subsequent to the quarter the Company has collected $4.5 million. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sale prior to the cargo lifting, which has significantly reduced the Company's credit risk profile. As at September 30, 2019, the Company held 902.6 mbbls of entitlement crude oil as inventory.

As at September 30, 2019, the Company had $93.9 million of revolving credit facilities with $42.3 million drawn and $51.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $35.0 million was drawn and outstanding. During the nine months ended 2019, the Company repaid $10.0 million of this prepayment agreement. The Company also had a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($18.9 million), of which C$9.7 million ($7.3 million) was drawn and outstanding. During the nine months ended 2019, the Company had drawings of C$0.5 million ($0.4 million) on this facility and repaid C$2.0 million ($1.5 million) of this facility.

The Company paid a dividend of $2.5 million ($0.035 per share) on September 13, 2019 to shareholders of record on August 30, 2019.

Q3-2019	15

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost and net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at September 30, 2019, the Company had 902.6 mbbls of entitlement crude oil stored as inventory, which represents approximately five months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have both increased and decreased from year to year. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows. Depending on the timing of sales and production during 2019, it is expected that 2019 year end inventory will increase relative to 2018.

	Three Months Ended	Nine Months Ended	Year ended
(000 bbls)	September 30, 2019	September 30, 2019	December 31, 2018
Product inventory, beginning of period	735.0	568.1	776.8
TransGlobe entitlement production	548.0	1,656.7	1,963.8
Crude oil sales	(380.4)	(1,322.2)	(2,172.5)
Product inventory, end of period	902.6	902.6	568.1

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold entitlement crude oil inventory.

	Nine Months Ended	Year ended
	September 30, 2019	December 31, 2018
Production and operating expenses ($/bbls)	13.68	9.98
Depletion ($/bbls)	5.54	5.32
Unit cost of inventory ($/bbls)	19.22	15.30
Product inventory, end of period (mbbls)	902.6	568.1
Product inventory, end of period ($000)	17,342	8,692

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period [1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	22,963	22,963	—
Other long-term liabilities	Yes - Liability	447	—	447
Total		23,410	22,963	447
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at September 30, 2019 exchange rates.

Pursuant to the PSCs of North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in Q2-2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2019.

ASSET RETIREMENT OBLIGATION

As at September 30, 2019, TransGlobe had an asset retirement obligation ("ARO") of $13.9 million (December 31, 2018 - $12.1 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 1.36% and 1.57% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

16	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Under the terms of the PSCs, TransGlobe is not responsible for ARO in Egypt.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the Liquidity and Capital Resources section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2019, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Remaining Volume bbl	Monthly Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00
Oct 2019 - Dec 2019	3-Way Collar	49,500	16,500	53.00	62.10	46.00
Oct 2019 - Dec 2019	3-Way Collar	50,000	16,667	54.00	61.35	46.00
Oct 2019 - Dec 2019	Bear Put Spread	49,500	16,500	53.00	—	46.00
Oct 2019 - Dec 2019	Bear Put Spread	50,000	16,667	54.00	—	46.00
October 2019	Collar	195,000	195,000	55.00	63.15	—

CHANGE IN ACCOUNTING POLICIES

New accounting standards

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.4 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other asset") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.9%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low value assets identified at January 1, 2019 were not recognized on the balance sheet.

•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.

•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

Leases

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

Q3-2019	17

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

18	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
REVENUE
Petroleum and natural gas sales, net of royalties	18	31,200	42,453	111,623	135,622
Finance revenue		85	180	401	399
		31,285	42,633	112,024	136,021

EXPENSES
Production and operating	18	11,564	12,242	35,507	40,182
Selling costs		76	527	649	1,653
General and administrative		4,102	5,104	12,743	16,683
Foreign exchange (gain) loss		(67)	216	(122)	195
Finance costs	5	1,030	1,222	3,311	3,923
Depletion, depreciation and amortization	9	8,173	8,751	26,184	26,077
Asset retirement obligation accretion	10	51	72	156	205
(Gain) loss on financial instruments	4	(2,504)	5,725	1,426	28,486
Impairment (recovery) loss	8	(409)	14,138	7,982	14,138
Gain on disposition of assets		(114)	(5)	(114)	(207)
		21,902	47,992	87,722	131,335

Net earnings (loss) before income taxes		9,383	(5,359)	24,302	4,686

Income tax expense – current		6,416	6,924	20,095	19,728
NET EARNINGS (LOSS) FOR THE PERIOD		2,967	(12,283)	4,207	(15,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		(410)	1,000	1,250	(679)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		2,557	(11,283)	5,457	(15,721)

Net earnings (loss) per share	16
Basic		0.04	(0.17)	0.06	(0.21)
Diluted		0.04	(0.17)	0.06	(0.21)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2019	19

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	September 30, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents	6	24,444	51,705
Accounts receivable	4	24,844	12,014
Derivative commodity contracts	4	740	1,198
Prepaids and other		4,033	5,385
Product inventory	7	17,342	8,692
		71,403	78,994
Non-Current
Derivative commodity contracts	4	243	171
Intangible exploration and evaluation assets	8	29,128	36,266
Property and equipment
Petroleum and natural gas assets	9	197,941	195,263
Other assets	9	4,225	3,079
Deferred taxes		9,714	4,523
		312,654	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities	13	22,963	28,007
Current portion of lease obligations	11	1,290	—
		24,253	28,007
Non-Current
Long-term debt	12	41,726	52,355
Asset retirement obligation	10	13,938	12,113
Other long-term liabilities	13	447	1,007
Lease obligations	11	865	—
Deferred taxes		9,714	4,523
		90,943	98,005

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,084
Accumulated other comprehensive income (loss)		311	(939)
Contributed surplus		24,515	24,195
Retained earnings		44,080	44,951
		221,711	220,291
		312,654	318,296
Commitments and Contingencies (Note 13)
See accompanying notes to the Condensed Consolidated Interim Financial Statements
Approved on behalf of the Board:
Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

20	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
Share Capital
Balance, beginning of period	14	152,805	152,084	152,084	152,084
Stock options exercised	14	—	—	547	—
Transfer from contributed surplus on exercise of options	14	—	—	174	—
Balance, end of period		152,805	152,084	152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		721	1,114	(939)	2,793
Currency translation adjustment		(410)	1,000	1,250	(679)
Balance, end of period		311	2,114	311	2,114

Contributed Surplus
Balance, beginning of period		24,358	23,828	24,195	23,329
Share-based compensation expense	15	157	164	494	663
Transfer to share capital on exercise of options	14	—	—	(174)	—
Balance, end of period		24,515	23,992	24,515	23,992

Retained Earnings
Balance, beginning of period		43,652	29,042	44,951	31,801
Net earnings (loss)		2,967	(12,283)	4,207	(15,042)
Dividends	17	(2,539)	(2,527)	(5,078)	(2,527)
Balance, end of period		44,080	14,232	44,080	14,232
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2019	21

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2019	2018	2019	2018
OPERATING
Net earnings (loss)		2,967	(12,283)	4,207	(15,042)
Adjustments for:
Depletion, depreciation and amortization	9	8,173	8,751	26,184	26,077
Asset retirement obligation accretion	10	51	72	156	205
Deferred lease inducement		—	(23)	—	(68)
Impairment (recovery) loss	8	(409)	14,138	7,982	14,138
Share-based compensation	15	406	1,624	1,749	5,309
Finance costs	5	1,030	1,222	3,311	3,923
Unrealized (gain) loss on financial instruments	4	(2,616)	3,295	385	20,157
Unrealized (gain) loss on foreign currency translation		(49)	227	(119)	205
Gain on asset dispositions		(114)	(5)	(114)	(207)
Asset retirement obligations settled	10	(10)	—	(41)	(257)
Changes in non-cash working capital	19	2,613	30,621	(22,604)	4,930
Net cash generated by operating activities		12,042	47,639	21,096	59,370

INVESTING
Additions to intangible exploration and evaluation assets	8	(56)	(5,455)	(844)	(7,036)
Additions to petroleum and natural gas assets	9	(9,197)	(7,185)	(24,621)	(15,859)
Additions to other assets	9	(39)	(143)	(471)	(378)
Proceeds from asset dispositions		114	5	114	207
Changes in non-cash working capital	19	(2,177)	3,229	(2,478)	2,594
Net cash used in investing activities		(11,355)	(9,549)	(28,300)	(20,472)

FINANCING
Issue of common shares for cash	14	—	—	547	—
Interest paid	5	(893)	(1,233)	(2,874)	(3,714)
Increase in long-term debt	12	114	146	370	395
Payments on lease obligations	11	(540)	—	(1,430)	—
Repayments of long-term debt	12	(6,523)	(10,000)	(11,523)	(17,797)
Dividends paid	17	(2,539)	(2,527)	(5,078)	(2,527)
Changes in non-cash working capital	19	—	(3)	(200)	(3)
Net cash used in financing activities		(10,381)	(13,617)	(20,188)	(23,646)
Currency translation differences relating to cash and cash equivalents		13	102	131	(38)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(9,681)	24,575	(27,261)	15,214
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,125	38,088	51,705	47,449
CASH AND CASH EQUIVALENTS, END OF PERIOD		24,444	62,663	24,444	62,663
See accompanying notes to the Condensed Consolidated Interim Financial Statements

22	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at September 30, 2019 and December 31, 2018 and for the three and nine month periods ended September 30, 2019 and 2018

(Unaudited - Expressed in US Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of a new accounting standard discussed in Note 3.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on October 29, 2019.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2018 audited Consolidated Financial Statements.

3. CHANGES IN ACCOUNTING POLICIES

New accounting standards

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.4 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other assets") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.9%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low value assets identified at January 1, 2019 were not recognized on the balance sheet.

•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.

•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

Leases

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

Q3-2019	23

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

•
Incremental borrowing rate: Incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at September 30, 2019		As at December 31, 2018
($000s)	Carrying	Fair	Carrying	Fair
Classification	Value	Value	Value	Value
Financial assets at fair value through profit or loss	25,427	25,427	53,074	53,074
Financial assets at amortized cost	24,844	24,844	12,014	12,014
Financial liabilities at amortized cost	64,689	65,282	80,362	81,228

Assets and liabilities as at September 30, 2019 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement crude oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2019, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Remaining Volume bbl	Monthly Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jan 2020 - Jun 2020	3-Way Collar	150,000	25,000	55.00	72.70	45.00
Oct 2019 - Dec 2019	3-Way Collar	49,500	16,500	53.00	62.10	46.00
Oct 2019 - Dec 2019	3-Way Collar	50,000	16,667	54.00	61.35	46.00
Oct 2019 - Dec 2019	Bear Put Spread	49,500	16,500	53.00	—	46.00
Oct 2019 - Dec 2019	Bear Put Spread	50,000	16,667	54.00	—	46.00
October 2019	Collar	195,000	195,000	55.00	63.15	—

24	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

The gains and losses on financial instruments for the three and nine months ended September 30, 2019 and 2018 are comprised as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2019	2018	2019	2018
Realized derivative loss on commodity contracts settled during the period	112	2,430	1,041	8,329
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(2,616)	3,295	385	20,157
(Gain) loss on financial instruments	(2,504)	5,725	1,426	28,486

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	As at September 30, 2019	As at December 31, 2018
Neither impaired nor past due	22,864	5,540

Not impaired and past due in the following period:
Within 30 days	26	829
31-60 days	9	212
61-90 days	912	102
Over 90 days	1,033	5,331
Accounts receivable	24,844	12,014

The Company did not complete any direct crude sale shipments in Egypt to third-party buyers during the three months ended September 30, 2019. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company sold 489.1 mbbls of entitlement crude oil to EGPC in June for net proceeds of $29.1 million. As at September 30, 2019 the Company had collected $28.2 million. During the third quarter of 2019, the Company sold 380.4 mbbls of inventoried entitlement crude oil to EGPC for $20.8 million. As at September 30, 2019, $21.7 million (December 31, 2018 - $7.2 million) of the total accounts receivable balance of $24.8 million (December 31, 2018 - $12.0 million) is due from EGPC, of which $20.8 million is current. All accounts receivable are in good standing and collection is not considered to be at risk.

5. FINANCE COSTS

Finance costs recognized in net earnings (loss) were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2019	2018	2019	2018
Interest on long-term debt	772	1,018	2,511	3,320
Interest on borrowing base facility	102	118	331	331
Amortization of deferred financing costs	93	86	273	272
Interest on lease obligations	63	—	196	—
Finance costs	1,030	1,222	3,311	3,923
Interest paid	(893)	(1,233)	(2,874)	(3,714)

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at September 30, 2019	As at December 31, 2018
Cash	19,444	33,893
Cash equivalents	5,000	17,812
Cash and cash equivalents	24,444	51,705

As at September 30, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Q3-2019	25

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost and net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at September 30, 2019, the Company held 902.6 mbbls of entitlement crude oil in inventory valued at approximately $19.21 per barrel (December 31, 2018 - 568.1 mbbls valued at approximately $15.30 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance as at December 31, 2018	36,266
Additions	844
Impairment loss	(7,982)
Balance as at September 30, 2019	29,128

The Company was unsuccessful in its attempts to secure military approval to access a potential drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company relinquished the concession in Q2-2019. The Company had fully impaired the remaining carrying value of South Alamein in Q1-2019.

During the third quarter of 2019 the Company received a final settlement report from EGPC regarding the relinquished North West Sitra concession. The resolution of the residual financial commitment audit matters has resulted in a refinement of the original costs incurred on this concession and has reduced the impairment loss by $0.4 million.

The ending balance of intangible exploration and evaluation assets as at September 30, 2019 includes $28.6 million in South Ghazalat (December 31, 2018 - $23.2 million), $0.5 million in Canada (December 31, 2018 - $0.5 million), and $nil in South Alamein (December 31, 2018 - $12.5 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)
Cost	Petroleum and Natural Gas Assets	Other Assets	Total
Balance as at December 31, 2018	679,905	16,111	696,016
Increase in right-of-use assets (Note 3)	1,307	2,082	3,389
Additions	24,621	471	25,092
Changes in estimate for asset retirement obligations	1,339	—	1,339
Balance as at September 30, 2019	707,172	18,664	725,836

Accumulated depletion, depreciation, amortization and impairment losses
Balance as at December 31, 2018	483,272	13,032	496,304
Depletion, depreciation and amortization for the period[1]	26,753	1,407	28,160
Balance as at September 30, 2019	510,025	14,439	524,464

Foreign exchange
Balance as at December 31, 2018	(1,370)	—	(1,370)
Currency translation adjustments	2,164	—	2,164
Balance as at September 30, 2019	794	—	794

Net book value
As at December 31, 2018	195,263	3,079	198,342
As at September 30, 2019	197,941	4,225	202,166
[1] Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the nine months ended September 30, 2019:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Depreciation for the nine months ended September 30, 2019	676	704	1,380
Net book value as at September 30, 2019	600	1,404	2,004

26	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance as at December 31, 2018	12,113
Changes in estimates for asset retirement obligations and additional obligations recognized	1,339
Obligations settled	(41)
Asset retirement obligation accretion	156
Effect of movements in foreign exchange rates	371
Balance as at September 30, 2019	13,938

TransGlobe has estimated the net present value of its asset retirement obligation to be $13.9 million as at September 30, 2019 (December 31, 2018 - $12.1 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.36% and 1.57% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at September 30, 2019
Less than 1 year	1,558
1 - 3 years	927
Total lease payments	2,485
Amounts representing interest	330
Present value of net lease payments	2,155
Current portion of lease obligations	1,290
Non-current portion of lease obligations	865

During the first nine months of 2019, the Company spent $0.2 million (September 30, 2018 - $nil) on interest expense and paid a total cash outflow of $1.4 million (September 30, 2018 - $nil) relating to lease obligations.

12. LONG-TERM DEBT

As at September 30, 2019, interest-bearing debt was comprised as follows:

($000s)	As at September 30, 2019	As at December 31, 2018
Prepayment agreement	34,407	44,134
Reserves-based lending facility	7,319	8,221
Balance, end of period	41,726	52,355

As at September 30, 2019 and December 31, 2018, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $35.0 million (December 31, 2018 - $45.0 million) was drawn. During the nine months ended September 30, 2019, the Company repaid $10 million on the Mercuria prepayment agreement.

As at December 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$30.0 million ($22.0 million). As at September 30, 2019, the ATB facility was renewed for C$25.0 million ($18.9 million), of which C$9.7 million was drawn (December 31, 2018 - C$11.2 million). During the nine months ended September 30, 2019, the Company repaid C$2.0 million ($1.5 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance as at December 31, 2018	52,355
Draws on revolving credit facility	370
Repayment of long-term debt	(11,523)
Amortization of deferred financing costs	273
Effect of movements in foreign exchange rates	251
Balance as at September 30, 2019	41,726

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2019.

Q3-2019	27

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Based on the Company's current forecast of future production and prices the estimated future debt payments on long-term debt as of September 30, 2019 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2019	—	—	—
2020	—	—	—
2021	34,407	7,319	41,726
Total	34,407	7,319	41,726

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period [1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	22,963	22,963	—
Other long-term liabilities	Yes - Liability	447	—	447
Total		23,410	22,963	447
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at September 30, 2019 exchange rates.

Pursuant to the PSCs of North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in Q2-2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2019.

14. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Nine Months Ended		Year Ended
	September 30, 2019		December 31, 2018
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,206	152,084	72,206	152,084
Stock options exercised	337	547	—	—
Contributed surplus re-class on exercise	—	174	—	—
Balance, end of period	72,543	152,805	72,206	152,084

28	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year ended
	September 30, 2019		December 31, 2018
(000s except per share amounts)	Number of Options	Weighted-average Exercise Price (C$)	Number of Options	Weighted-average Exercise Price (C$)
Options outstanding, beginning of period	4,876	3.60	4,959	5.10
Granted	976	2.83	1,071	2.62
Exercised	(337)	2.18	—	—
Expired	(1,034)	6.55	(1,154)	9.13
Options outstanding, end of period	4,481	2.86	4,876	3.60
Options exercisable, end of period	2,586	3.01	2,766	4.52

Compensation expense of $0.5 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Contributed Surplus during the nine month period ended September 30, 2019 (September 30, 2018 - $0.7 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually in equal installments over a three-year period and expire five years after the grant date. During the nine month period ended September 30, 2019 employees exercised 337,000 stock options (September 30, 2018 - nil). The fair value related to these options was $0.5 million at the time of grant and has been transferred from contributed surplus to share capital. As at September 30, 2019 and December 31, 2018, the entire balance in contributed surplus related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at September 30, 2019 are as follows:

(000s)	RSU	PSU	DSU
Units outstanding, beginning of period	864	1,683	828
Granted	386	529	190
Vested / released	(336)	(636)	(454)
Forfeited	(70)	(13)	—
Expired	(15)	—	—
Reinvested	41	77	25
Units outstanding, end of period	870	1,640	589

During the nine month period ended September 30, 2019, compensation expense of $1.3 million (September 30, 2018 - $4.6 million) was recorded in general and administrative expenses in net earnings (loss) for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial option pricing model and is recognized over the vesting period, with a corresponding liability recognized in the Condensed Consolidated Interim Balance Sheets. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in net earnings (loss).

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and nine months ended September 30, 2019 was 72,542,071 (September 30, 2018 - 72,205,369) and 72,504,081 (September 30, 2018 - 72,205,369), respectively. The diluted weighted-average number of common shares outstanding for the three and nine months ended September 30, 2019 was 72,542,071 (September 30, 2018 - 73,951,085) and 72,509,233 (September 30, 2018 - 73,124,103), respectively. These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended September 30, 2019, the Company excluded 2,653,284 stock options (September 30, 2018 – 1,640,000) as their exercise price was greater than the average common share market price in the period.

17. DIVIDENDS

During the nine months ended September 30, 2019, the Company paid a dividend of $0.035 per share ($2.5 million) on September 13, 2019 to shareholders of record on August 30, 2019, and $0.035 per share ($2.5 million) on April 18, 2019 to shareholders of record on March 29, 2019.

Q3-2019	29

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

18. SEGMENTED INFORMATION

The Company has two reportable operating segments for the three and nine months ended September 30, 2019 and 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended September 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	59,900	68,861	3,060	3,131	—	—	62,960	71,992
Natural gas sales	—	—	365	528	—	—	365	528
Natural gas liquids sales	—	—	1,063	1,825	—	—	1,063	1,825
Less: royalties	(32,726)	(31,278)	(462)	(614)	—	—	(33,188)	(31,892)
Petroleum and natural gas sales, net of royalties	27,174	37,583	4,026	4,870	—	—	31,200	42,453
Finance revenue	—	27	—	—	85	153	85	180
Total segmented revenue	27,174	37,610	4,026	4,870	85	153	31,285	42,633

Segmented expenses
Production and operating	9,821	10,677	1,743	1,565	—	—	11,564	12,242
Selling costs	76	527	—	—	—	—	76	527
General and administrative	1,411	1,133	168	345	2,523	3,626	4,102	5,104
Foreign exchange (gain) loss	—	26	—	268	(67)	(78)	(67)	216
Finance costs	913	(2,474)	109	104	8	3,592	1,030	1,222
Depletion, depreciation and amortization	6,140	6,679	1,828	1,995	205	77	8,173	8,751
Asset retirement obligation accretion	—	—	51	72	—	—	51	72
(Gain) loss on financial instruments	(2,504)	5,725	—	—	—	—	(2,504)	5,725
Impairment (recovery) loss	(409)	14,138	—	—	—	—	(409)	14,138
Gain on disposition of assets	—	—	(114)	(5)	—	—	(114)	(5)
Income tax expense	6,416	6,924	—	—	—	—	6,416	6,924
Segmented net earnings (loss)	5,310	(5,745)	241	526	(2,584)	(7,064)	2,967	(12,283)

Capital expenditures
Exploration and development	4,579	10,113	4,659	2,636	—	—	9,238	12,749
Corporate	—	—	—	—	54	34	54	34
Total capital expenditures	4,579	10,113	4,659	2,636	54	34	9,292	12,783

30	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

	Nine Months Ended September 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	198,378	209,310	10,935	9,356	—	—	209,313	218,666
Natural gas sales	—	—	1,815	1,975	—	—	1,815	1,975
Natural gas liquids sales	—	—	3,600	5,875	—	—	3,600	5,875
Less: royalties	(101,520)	(88,624)	(1,585)	(2,270)	—	—	(103,105)	(90,894)
Petroleum and natural gas sales, net of royalties	96,858	120,686	14,765	14,936	—	—	111,623	135,622
Finance revenue	25	77	—	—	376	322	401	399
Total segmented revenue	96,883	120,763	14,765	14,936	376	322	112,024	136,021

Segmented expenses
Production and operating	30,003	34,344	5,504	5,838	—	—	35,507	40,182
Selling costs	649	1,653	—	—	—	—	649	1,653
General and administrative	4,503	3,659	571	871	7,669	12,153	12,743	16,683
Foreign exchange (gain) loss	—	—	—	—	(122)	195	(122)	195
Finance costs	2,934	—	353	331	24	3,592	3,311	3,923
Depletion, depreciation and amortization	19,953	20,043	5,625	5,800	606	234	26,184	26,077
Asset retirement obligation accretion	—	—	156	205	—	—	156	205
Loss on financial instruments	1,426	28,190	—	296	—	—	1,426	28,486
Impairment loss	7,982	14,138	—	—	—	—	7,982	14,138
Gain on disposition of assets	—	—	(114)	(207)	—	—	(114)	(207)
Income tax expense	20,095	19,728	—	—	—	—	20,095	19,728
Segmented net earnings (loss)	9,338	(992)	2,670	1,802	(7,801)	(15,852)	4,207	(15,042)

Capital expenditures
Exploration and development	20,279	20,063	5,470	3,142	—	—	25,749	23,205
Corporate	—	—	—	—	187	68	187	68
Total capital expenditures	20,279	20,063	5,470	3,142	187	68	25,936	23,273

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at September 30, 2019			As at December 31, 2018
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	22,273	2,089	24,362	9,031	2,525	11,556
Derivative commodity contracts	983	—	983	1,369	—	1,369
Intangible exploration and evaluation assets	28,598	530	29,128	35,735	531	36,266
Property and equipment
Petroleum and natural gas assets	121,859	76,082	197,941	123,043	72,220	195,263
Other assets	2,693	16	2,709	2,222	22	2,244
Other	38,563	3,047	41,610	58,518	1,296	59,814
Deferred taxes	9,714		9,714	4,523	—	4,523
Segmented assets	224,683	81,764	306,447	234,441	76,594	311,035
Non-segmented assets			6,207			7,261
Total assets			312,654			318,296

Liabilities
Accounts payable and accrued liabilities	12,545	5,523	18,068	13,407	8,010	21,417
Long-term debt	34,407	7,319	41,726	44,134	8,221	52,355
Asset retirement obligation	—	13,938	13,938	—	12,113	12,113
Lease obligations	985	324	1,309	—	—	—
Deferred taxes	9,714	—	9,714	4,523	—	4,523
Segmented liabilities	57,651	27,104	84,755	62,064	28,344	90,408
Non-segmented liabilities			6,188			7,597
Total liabilities			90,943			98,005

Q3-2019	31

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2019	2018	2019	2018
Operating activities
(Increase) decrease in current assets
Accounts receivable	1,671	30,558	(12,830)	7,158
Prepaids and other	(1,167)	427	1,043	1,101
Product inventory	(3,354)	(666)	(6,674)	1,371
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	5,380	(791)	(3,783)	(5,793)
Other long-term liabilities	83	1,093	(360)	1,093
Total changes in non-cash working capital	2,613	30,621	(22,604)	4,930

Investing activities
(Increase) decrease in current assets
Prepaids and other	—	3	4	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,177)	3,226	(2,482)	2,594
Total changes in non-cash working capital	(2,177)	3,229	(2,478)	2,594

Financing activities
Decrease in current liabilities
Other liabilities	—	(3)	(200)	(3)
Total changes in non-cash working capital	—	(3)	(200)	(3)

32	Q3-2019

TRANSGLOBE ENERGY CORPORATION TSX & AIM: TGL NASDAQ: TGA

Q3-2019	33

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS	INVESTOR RELATIONS
David B. Cook - Chairman	Telephone: +1 (403) 264-9888
Randy C. Neely (4) - President & Chief Executive Officer	investor.relations@trans-globe.com
Ross G. Clarkson (3)
Edward LaFehr (1)(3)
Carol Bell (1)(2)	NOMINATED ADVISER & JOINT BROKER
Susan M. MacKenzie (2)(3)	Canaccord Genuity Limited
Steven W. Sinclair (1)(2)	8 Wood Street, London, EC2V 7QR

OFFICERS
Randy C. Neely (4) - President & Chief Executive Officer	CO-BROKER
Lloyd W. Herrick (4) - Executive Vice President	GMP FirstEnergy Capital LLP
Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer	88 London Wall
Geoffrey Probert (4) - Vice President & Chief Operating Officer	London EC2M 7AD
Marilyn A. Vrooman-Robertson - Corporate Secretary

(1) Audit Committee	LEGAL COUNSEL
(2) Compensation, Human Resources & Governance Committee	Burnet, Duckworth & Palmer LLP
(3) Reserves, Health, Safety & Social Responsibility Committee	Calgary, Alberta
(4) Disclosure and AIM Compliance Committee

AUDITORS
HEAD OFFICE	Deloitte LLP
2300, 250 – 5th Street S.W.	Calgary, Alberta
Calgary, Alberta, Canada T2P 0R4
Telephone: +1 (403) 264-9888
Facsimile: +1 (403) 770-8855	EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
EGYPT OFFICE
6 Badr Towers, 10th Floor
Ring Road	BANKS
New Maadi, Cairo, Egypt	Sumitomo Mitsui Banking Corporation Europe Limited
London, Great Britain

UK OFFICE	Alberta Treasury Branches
Suite 600 - 105 Victoria Street	Calgary, Alberta, Canada
London, UK SW1E 6QT

PUBLIC RELATIONS
WEBSITE	FTI Consulting Inc.
www.trans-globe.com	Telephone: +44 (0) 203 727 1000
Email: transglobeenergy@fticonsulting.com

www.trans-globe.com
TSX & AIM: TGL NASDAQ: TGA